Exhibit 99.1
For immediate release
January 26, 2006                                                                     (publié également en français)

Strong 2005 Financial Results And Solid Growth Portfolio For The Future
Highlights

•	Achieved record operating earnings adjusted for unusual items of $2.4 billion and cash flow of $4.0 billion in 2005
•	Met production targets and replaced 195% of proved plus probable reserves over five years
•	Strengthened portfolio with the Fort Hills acquisition, first oil at White Rose and an agreement to sell mature Syrian assets

Calgary - Petro-Canada announced today fourth quarter operating earnings adjusted for unusual items of $714 million ($1.38/share), up 58% from $451 million ($0.87/share) in the same quarter of 2004. Fourth quarter 2005 cash flow was $1,181 million ($2.29/share), compared with $1,007 million ($1.93/share) in the same quarter of last year. Cash flow is before changes in non-cash working capital.

Net earnings for the fourth quarter in 2005 were $714 million ($1.38/share), compared with $441 million ($0.85/share) in the same period of 2004. Net earnings include unrealized gains or losses on derivative contracts, gains or losses on foreign currency translation and disposal of assets.

“We closed the year with record earnings and cash flow for the quarter and the year. We also strengthened our portfolio by adding long life projects like Fort Hills and divesting mature assets in Syria,” said Ron Brenneman, president and chief executive officer.

During the quarter, Petro-Canada reached an agreement to sell the Company’s producing assets in Syria. These assets and associated results are reported as discontinued operations and excluded from continuing operations. As a result, in the fourth quarter of 2005, operating earnings from continuing operations adjusted for unusual items were $666 million ($1.29/share), compared with $444 million ($0.85/share) in the fourth quarter of 2004. Net earnings from continuing operations for the fourth quarter in 2005 were $668 million ($1.29/share), compared with $434 million ($0.83/share) in the same period of 2004. Fourth quarter 2005 cash flow from continuing operating activities was $1,116 million ($2.16/share), compared with $966 million ($1.85/share) in the same quarter of last year.

Fourth Quarter Results

	Three months ended December 31,		Year ended December 31,
($ millions, except per share amounts) (1)	2005	2004	2005	2004
Consolidated Results
Operating earnings adjusted for unusual items (2)	$714	$451	$2,365	$1,901
Net earnings	714	441	1,791	1,757
Cash flow	$1,181	$1,007	$4,032	$3,629
Results From Continuing Operations
Operating earnings from continuing operations adjusted for unusual
items (2)	$666	$444	$2,265	$1,842
- $/share	1.29	0.85	4.37	3.48
Net earnings from continuing operations	668	434	1,693	1,698
- $/share	1.29	0.83	3.27	3.21
Cash flow from continuing operations	1,116	966	3,787	3,425
- $/share	2.16	1.85	7.31	6.47
Dividends - $/share	0.10	0.07	0.33	0.30
Share buyback program	89	159	346	447
- millions of shares	2.0	4.8	8.3	13.7
Capital expenditures for continuing operations	$884	$938	$3,630	$4,573
Weighted average common shares outstanding (millions of shares)	516.2	521.2	518.4	529.3

(1)	Per share amounts are quoted on a post-stock dividend basis.
(2)
Operating earnings adjusted for unusual items (which represent net earnings, excluding gains or losses on foreign currency translation and on disposal of assets, the unrealized gains or losses associated with the Buzzard derivative contracts and, adjusted for unusual items) is used by the Company to evaluate operating performance.

PETRO-CANADA                                            - 2 -

Operating Highlights

Fourth quarter production was 426,200 barrels of oil equivalent/day (boe/d) (continuing operations 359,800 boe/d) in 2005, compared with 437,200 boe/d (continuing operations 362,500 boe/d) in the same quarter of 2004. The decrease in production reflects lower volumes from Western Canada and Syria. This was partially offset by higher volumes in East Coast Oil from improved performance at Terra Nova, strong reliability at Hibernia and first oil at White Rose.

In 2005, production of crude oil, natural gas liquids (NGL) and natural gas averaged 424,700 boe/d (continuing operations 354,600 boe/d), in line with guidance.

Petro-Canada’s upstream average production from continuing operations is expected to increase and be in the range of 365,000 to 390,000 boe/d in 2006. The expected growth in 2006 production is largely due to additional volumes from White Rose, the Syncrude Stage III expansion, the De Ruyter startup, and a new well pad at MacKay River.

“We are at a very positive inflection point. Production from continuing operations is expected to grow 8% to 11% per year on average over the next three years,” said Mr. Brenneman. “At the same time, our Downstream investments are shifting to growth with the completion of regulatory projects.”

During the fourth quarter, the Downstream continued to deliver strong reliability at the Montreal and Edmonton refineries, with improved safety at the Edmonton refinery surpassing the four-million-hour mark without a lost-time injury. In Retail, convenience store sales continued to grow and were up more than 15% compared with the same period last year. In Lubricants, the proportion of sales from high margin products increased in the fourth quarter of 2005, compared to the same period in 2004 and approached the annual target of 75%.

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Upstream - Consolidated
Production before royalties
Crude oil and natural gas liquids production,
net (thousands of barrels/day, Mb/d)	292.3	288.7	286.4	305.7
Natural gas production, net, excluding
injectants (millions of cubic feet/day, MMcf/d)	803	891	831	873
Total production (1) (thousands of barrels of oil equivalent/day, Mboe/d)	426	437	425	451
Average realized prices
Crude oil and natural gas liquids ($/barrel, $/bbl)	61.27	48.41	60.79	46.89
Natural gas ($/thousand cubic feet, $/Mcf)	11.27	6.64	8.16	6.41
Upstream - Continuing Operations
Production from continuing operations before royalties
Crude oil and natural gas liquids production, net (Mb/d)	229.9	217.9	220.5	230.0
Natural gas production, net, excluding injectants (MMcf/d)	779	868	806	852
Total production (1) (Mboe/d)	360	362	355	372
Average realized prices from continuing operations
Crude oil and natural gas liquids ($/bbl)	60.50	48.99	60.48	46.95
Natural gas ($/Mcf)	11.40	6.69	8.21	6.45
Downstream
Petroleum product sales (thousands of cubic metres, m3/d)	52.9	55.4	52.8	56.6
Average refinery utilization (2) (%)	99	96	96	98
Downstream earnings from operations after-tax (3) (cents/litre)	2.2	2.0	2.1	1.7

(1)	Total production includes natural gas converted at six Mcf of gas for one bbl of oil.
(2)	Includes Oakville capacity pro-rated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(3)	Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA                                          - 3 -

Outlook

Operations Update

•	Fire-related damage experienced in January 2006 will reduce lubricants production by almost half for approximately two months
•	Edmonton refinery turnaround is scheduled for the spring of 2006
•	The Edmonton diesel desulphurization project remains on schedule and on budget for June project completion
•	Terra Nova 70- to 90-day turnaround, starting in July 2006

Strategic Milestones

•	Further definition of Fort Hills development plans
•	Complete the sale of Syria producing assets and direct the proceeds to the share buyback program
•	Syncrude Stage III expansion on-stream in mid-2006

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES
Gordon Ritchie	Michelle Harries
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-3648

www.petro-canada.ca

PETRO-CANADA                                           - 4 -

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A), dated January 26, 2006, is set out in pages 4 to 25 and should be read in conjunction with: the unaudited consolidated financial statements of the Company for the year ended December 31,  2005; the MD&A for the three months, six months and nine months ended March 31, 2005, June 30, 2005 and September 30, 2005, respectively; the MD&A for the year ended December 31, 2004; the audited consolidated financial statements for the year ended December 31, 2004; and the Company's 2004 Annual Information Form (AIF) dated March 15, 2005.

NON-GAAP MEASURES

Cash flow, which is expressed as cash flow from operating activities before changes in non-cash working capital, is used by the Company to analyse operating performance, leverage and liquidity. Operating earnings, which represent net earnings excluding gains or losses on foreign currency translation, disposal of assets and unrealized gains or losses on the mark-to-market of the derivative contracts associated with the Buzzard acquisition, are used by the Company to evaluate operating performance. Cash flow and operating earnings do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies. For reconciliations of the cash flow and operating earnings amounts to the associated GAAP measure, refer to the tables on page 25 of this MD&A.

BUSINESS ENVIRONMENT

Market prices shown below influence average prices realized for crude oil, natural gas liquids (NGL), natural gas and petroleum products shown in the table on page 23.

UPSTREAM

Crude Oil

Following a period of increases, crude prices fell in the fourth quarter of 2005. The price of Dated Brent averaged $56.90 US/barrel (bbl) in the fourth quarter of 2005, up 29% from $44.00 US/bbl in the fourth quarter of 2004. During the same period of 2005, the Canadian dollar averaged $0.85 US, up from $0.82 US in the fourth quarter of 2004.

As a result, Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and liquids rose 27%, from $48.41/bbl in the fourth quarter of 2004 to $61.27/bbl in the fourth quarter of 2005.

In the fourth quarter of 2004, Petro-Canada's realized crude oil and liquids prices fell at a time of increasing Brent prices due primarily to a strong Canadian dollar. In addition, wider sweet/sour and light/heavy differentials lowered the price received for some of the Company’s crudes.

The increase in international and domestic light crude prices was accompanied by a continuing widening in international and Canadian light/heavy crude price differentials. In the fourth quarter, the spread between Dated Brent and Mexican Maya widened to $13.65 US/bbl, compared with $11.70 US/bbl in the fourth quarter of 2004. In Canada, the spread between Edmonton Light and Lloydminster Blend widened to $29.25/bbl in the fourth quarter of 2005, compared with $23.71/bbl in the fourth quarter of 2004.

PETRO-CANADA                                           - 5 -

Natural Gas

Natural gas prices continued to rise in the fourth quarter of 2005. In the fourth quarter of 2005, NYMEX Henry Hub natural gas prices averaged $12.85 US/million British thermal units (MMBtu), up 87% from $6.87 US/MMBtu in the fourth quarter of 2004. Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business averaged $11.83/Mcf in the fourth quarter of 2005, up 72% from $6.89/Mcf in the fourth quarter of 2004 reflecting the market price trends.

DOWNSTREAM

The New York Harbour 3-2-1 refinery crack spreads decreased in the fourth quarter of 2005 from extraordinary levels associated with hurricane-related events in the third quarter of 2005. During the fourth quarter, the New York Harbour 3-2-1 refinery crack spreads averaged $9.04 US/bbl, up 64% from $5.50 US/bbl in the fourth quarter of 2004.

The average market prices for the three months and year ended December 31 were:

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Dated Brent at Sullom Voe (US$/bbl)	56.90	44.00	54.38	38.21
West Texas Intermediate (WTI) at Cushing (US$/bbl)	60.02	48.28	56.56	41.40
Dated Brent-Maya FOB price differential (US$/bbl)	13.65	11.70	13.52	8.20
Edmonton Light (Cdn$/bbl)	71.70	58.05	69.22	52.78
Edmonton Light/Lloydminster Blend FOB price differential (Cdn$/bbl)	29.25	23.71	26.17	17.07
Natural gas at Henry Hub (US$/MMBtu)	12.85	6.87	8.55	6.09
Natural gas at AECO (Cdn$/Mcf)	12.18	7.39	8.84	7.08
New York Harbour 3-2-1 crack spread (US$/bbl)	9.04	5.50	9.47	7.02
Exchange rate (US cents/Cdn$)	85.2	81.9	82.5	76.8

PETRO-CANADA                                          - 6 -

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada's 2005 net earnings from continuing operations had these changes occurred. Amounts are in Canadian dollars unless otherwise specified.

		Annual net	Annual net
Factor (1), (2)	Change (+)	earnings impact	earnings impact
		(millions of dollars)	($/share) (3)
Upstream
Price received for crude oil and NGL(4)	$1.00/bbl	$52	$0.10
Price received for natural gas	$0.25/Mcf	32	0.06
Exchange rate: Cdn$/US$ refers to impact on upstream
earnings from continuing operations (5)	$0.01	(36)	(0.07)
Crude oil and NGL production	1,000 b/d	9	0.02
Natural gas production	10 MMcf/d	11	0.02
Buzzard derivative contracts (unrealized) (6)	$1.00/bbl	(19)	(0.04)
Downstream
New York Harbour 3-2-1 crack spread	$0.10 US/bbl	6	0.01
Light/heavy crude price differential	$1.00 US/bbl	7	0.01
Corporate
Exchange rate: Cdn$/US$ refers to impact of the
revaluation of U.S. dollar denominated, long-term debt (7)	$0.01	$14	$0.03

(1)	The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
(2)	The impact of these factors is illustrative.
(3)	Per share amounts are quoted on a post-stock dividend basis.
(4)	This sensitivity is based upon an equivalent change in the price of WTI and Dated Brent.
(5)	A strengthening Canadian dollar versus the United States (U.S.) dollar has a negative effect on upstream earnings from continuing operations.
(6)	This refers to gains or losses on the forward sales contracts for the future sale of 35.8 million barrels of Brent crude oil that were entered into in connection with the Company's acquisition of an interest in the Buzzard field in the United Kingdom (U.K.) sector of the North Sea.
(7)	A strengthening Canadian dollar versus the U.S. dollar has a positive effect on corporate earnings because the Company holds U.S. denominated debt. The impact refers to gains or losses on $1.4 billion US of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt. Gains or losses on $1.1 billion US of the Company’s U.S. denominated long-term debt, associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

PETRO-CANADA                                           - 7 -

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Earnings Analysis

During the quarter, Petro-Canada reached an agreement to sell the Company’s producing assets in Syria. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

	Three months ended December 31,				Year ended December 31,
($ millions, except per share amounts) (1)	2005	($/share)	2004	($/share)	2005	($/share)	2004	($/share)
Net earnings	$714	$1.38	$441	$0.85	$1,791	$3.45	$1,757	$3.32
Net earnings from discontinued operations	46		7		98		59
Net earnings from continuing operations	$668	$1.29	$434	$0.83	$1,693	$3.27	$1,698	$3.21
Foreign currency translation gain (loss) (2)	(5)		43		73		63
Unrealized gain (loss) on Buzzard
derivative contracts (3)	7		(41)		(562)		(205)
Gain on asset sales	18		-		34		11
Operating earnings from continuing operations	648		432		2,148		1,829
Stock-based compensation	(9)		(1)		(66)		(11)
Insurance premium surcharges (4)	(31)		-		(77)		-
Income tax adjustments	22		-		22		13
Oakville closure costs	-		(11)		2		(46)
Terra Nova insurance proceeds	-		-		2		31
Operating earnings from continuing operations adjusted for unusual items	$666	$1.29	$444	$0.85	$2,265	$4.37	$1,842	$3.48
Operating earnings from discontinued operations adjusted for unusual items	48		7		100		59
Operating earnings adjusted for unusual items	$714	$1.38	$451	$0.87	$2,365	$4.56	$1,901	$3.59

(1)	Per share amounts are quoted on a post-stock dividend basis.
(2)	Foreign currency translation reflects gains or losses on U.S. dollar denominated long-term debt not associated with the self-sustaining International business unit and the U.S. Rockies operations included in the North American Natural Gas business unit.
(3)	As part of its acquisition of an interest in the Buzzard field in the United Kingdom (U.K.) sector of the North Sea in June 2004, the Company entered into derivative contracts for half of its share of estimated production for the first 3 1/2 years. Buzzard unrealized mark-to-market losses are recorded each quarter because these transactions do not currently qualify for hedge accounting.
(4)	Insurance premium surcharges include accruals and surcharges for Oil Insurance Ltd. (OIL) and sEnergy Insurance Ltd. (sEnergy) policies. OIL is a mutual insurance company that insures against property damage losses in the energy sector. sEnergy is a mutual insurance company that provides business interruption and excess property insurance to the energy sector.

Earnings Variances

Operating earnings from continuing operations adjusted for unusual items in the fourth quarter of 2005 were $666 million ($1.29/share), compared with $444 million ($0.85/share) in the fourth quarter of 2004. The increase in fourth quarter operating earnings from continuing operations reflected higher realized commodity prices and downstream margins, partially offset by higher operating costs.

In the fourth quarter of 2005, operating earnings from continuing operations included a number of unusual items: a $31 million insurance premium surcharge; a $22 million positive adjustment related to income tax rate and other tax adjustments; and a $9 million charge related to the mark-to-market of stock-based compensation. The insurance premium surcharge is reflected in operating costs and represents the Company’s share of anticipated payments to OIL and sEnergy related to Hurricane Rita. In the fourth quarter of 2004, operating earnings from continuing operations included two unusual items: an $11 million charge related to the consolidation of the Eastern Canada refinery operations; and a $1 million charge related to the mark-to-market of stock-based compensation.

In 2005, consolidated operating earnings from continuing operations adjusted for unusual items were $2,265 million ($4.37/share), compared to $1,842 million ($3.48/share) in the same period of 2004. The increase in 2005 reflected higher commodity prices partially offset by lower upstream production, and higher operating and exploration costs.

PETRO-CANADA                                           - 8 -

Net earnings in the fourth quarter of 2005 were $714 million ($1.38/share), compared with $441 million ($0.85/share) in the same period of 2004. In 2005, net earnings were $1,791 million ($3.45/share), compared with $1,757 million ($3.32/share) in 2004. Net earnings included net earnings from discontinued operations, gains or losses on foreign currency translation, unrealized gains or losses on Buzzard derivative contracts and gains on asset sales.

During the fourth quarter of 2005, cash flow from continuing operations was $1,116 million ($2.16/share), up from $966 million ($1.85/share) in the same quarter of 2004. The increase in cash flow reflected higher operating earnings from continuing operations.

In 2005, cash flow from continuing operations was $3,787 million ($7.31/share), compared with $3,425 million ($6.47/share) in 2004.

UPSTREAM

Production From Continuing Operations

Petro-Canada converts gas to oil equivalent at a rate of six Mcf of gas to one bbl of oil. Production volumes disclosed are net working interest before royalties, unless otherwise specified.

In the fourth quarter of 2005, production from continuing operations of crude oil, NGL and natural gas averaged 359,800 boe/d, compared with 362,500 boe/d in the fourth quarter of 2004. Higher production from East Coast Oil was more than offset by lower production from North American Natural Gas.

Production from discontinued operations in Syria averaged 66,400 boe/day in the fourth quarter of 2005, down from 74,600 boe/day in the fourth quarter of 2004.

In 2005, Petro-Canada’s production from continuing operations of crude oil, NGL and natural gas averaged 354,600 boe/d, in line with the Company’s guidance for the year.

North American Natural Gas

	Three months ended December 31,		Year ended December 31,
(millions of dollars)	2005	2004	2005	2004
Net earnings	$298	$131	$674	$500
Gain on sale of assets	14	-	14	-
Operating earnings	284	131	660	500
Insurance premium surcharges	(2)	-	(4)	-
Income tax adjustments	28	-	28	7
Operating earnings adjusted for unusual items	$258	$131	$636	$493
Cash flow from operating activities before change in non-cash working capital	$419	$277	$1,193	$882

High natural gas prices drove record earnings for North American Natural Gas in the fourth quarter of 2005.

In the fourth quarter of 2005, North American Natural Gas contributed $258 million of operating earnings adjusted for unusual items, compared with $131 million in the fourth quarter of 2004. Stronger realized prices and lower exploration costs were partially offset by Western Canada production declines and increased operating costs. Increased operating costs were mainly due to partner plant turnarounds, well workovers, insurance surcharges and general industry cost pressures.

Net earnings for North American Natural Gas were $298 million, up 127% from $131 million in the fourth quarter of 2004. Net earnings in the fourth quarter of 2005 included a $14 million gain on the sale of assets, a $2 million charge related to an insurance premium surcharge and a $28 million positive adjustment related to income tax rate and other tax adjustments.

PETRO-CANADA                                           - 9 -

North American Natural Gas Production and Pricing

In the fourth quarter of 2005, North American Natural Gas production averaged 733 million cubic feet/day of natural gas equivalent (MMcfe/d), compared with 821 MMcfe/d in the same period last year. Lower production reflects natural declines in Western Canada, as well as planned and unplanned shut-ins.

Western Canada realized natural gas prices continued to rise in the fourth quarter of 2005 averaging $11.94/Mcf, up from $6.92/Mcf in the same quarter of 2004. U.S. Rockies realized natural gas prices converted to Canadian dollars averaged $10.12/Mcf in the fourth quarter of 2005, up from $6.41/Mcf in the same quarter of 2004. U.S. Rockies prices were negatively impacted in the second half of 2005 by market factors driven by weak California and mid-Continent markets and hurricane-related events in the U.S. Gulf Coast.

	Fourth Quarter 2005	Fourth Quarter 2004
Production (MMcfe/d)	733	821
Western Canada realized natural gas price ($/Mcf)	$11.94	$6.92
U.S. Rockies realized natural gas price ($/Mcf)	$10.12	$6.41

In the U.S. Rockies, Petro-Canada continues to drill the coal bed methane and Denver-Julesburg basin lands, with more than 300 production wells drilled in 2005 of the 1,600 drillable locations identified. Plans are to drill over 400 wells in 2006.

Production Outlook

North American Natural Gas production is expected to decline to 120,000 boe/d, compared with 126,000 boe/d in 2005. Anticipated natural declines in conventional production in Western Canada will be partially offset by additional U.S. Rockies volumes.

East Coast Oil

	Three months ended December 31,		Year ended December 31,
(millions of dollars)	2005	2004	2005	2004
Net earnings and operating earnings	$180	$153	$775	$711
Insurance premium surcharges	(7)	-	(25)	-
Terra Nova insurance proceeds	-	-	2	31
Income tax adjustments	(2)	-	(2)	3
Operating earnings adjusted for unusual items	189	153	800	677
Cash flow from operating activities before change in non-cash working capital	$263	$214	$1,062	$993

White Rose achieved first oil on budget and ahead of schedule during the fourth quarter of 2005 and is expected to ramp up to full production in the third quarter of 2006.

In the fourth quarter of 2005, East Coast Oil contributed $189 million of operating earnings adjusted for unusual items, up 24% from $153 million in the fourth quarter of 2004. Stronger realized prices and increased production were partially offset by the negative impact of inventory movements and higher operating costs.

Net earnings for East Coast Oil were $180 million, up from $153 million in the fourth quarter of 2004. Net earnings in the fourth quarter of 2005 included a $7 million charge related to an insurance premium surcharge and a $2 million charge related to changes in income tax rates. Increased operating costs in the fourth quarter of 2005 were primarily due to the insurance premium surcharge and incremental costs relating to the White Rose startup.

PETRO-CANADA                                          - 10 -

East Coast Oil Production and Pricing

In the fourth quarter of 2005, East Coast Oil production averaged 81,100 b/d, compared with 68,400 b/d during the same period of 2004. Higher production was due to improved performance at Terra Nova, steady reliability at Hibernia and new volumes from White Rose.

During the fourth quarter of 2005, East Coast Oil realized crude prices averaged $64.23/bbl, compared with $50.29/bbl in the fourth quarter of 2004.

	Fourth Quarter 2005	Fourth Quarter 2004
Production (b/d)
Terra Nova	32,900	28,500
Hibernia	41,000	39,900
White Rose	7,200	-
Average realized crude price ($/bbl)	$64.23	$50.29

Scheduled Turnarounds

An extended turnaround at Terra Nova is scheduled to commence in July 2006 and last 70 to 90 days. The Terra Nova floating production storage and offloading vessel (FPSO) will be relocated to a dry dock to complete work required for regulatory certification and compliance, for completion of reliability improvements to the gas compression system, and for the expansion of the accommodations to enable a larger crew to perform ongoing maintenance.

Terra Nova Royalty Rate

During the fourth quarter of 2005, Terra Nova royalty rates increased to a range between 27% to 29% of gross revenues due to the provincial profit-sensitive royalty regime.

Other Developments

In November 2005, White Rose achieved first oil on budget and ahead of schedule. Current production rates are averaging between 17,000 to 19,000 b/d net to Petro-Canada. White Rose, when fully operational, is expected to produce an average of 25,000 b/d of peak production net to Petro-Canada early in the third quarter of 2006.

The first development well in the Far East block is expected to be on-stream in the first quarter of 2006. The Far East, which is an extension of the Terra Nova field, is expected to contribute 40 million bbls to the life-of-field estimate for Terra Nova.

Production Outlook

East Coast Oil production in 2006 is expected to be 94,000 boe/d, compared with 75,300 boe/d in 2005. The 2006 production estimate reflects a planned 14-day turnaround in the third quarter and the ramp up to full production at White Rose. Production at Terra Nova will be impacted by the planned turnaround scheduled to commence in July 2006. There is no major turnaround planned for Hibernia in 2006.

PETRO-CANADA                                           - 11 -

Oil Sands

	Three months ended December 31,		Year ended December 31,
(millions of dollars)	2005	2004	2005	2004
Net earnings	$15	$10	$115	$120
Gain on sale of assets	-	-	3	-
Operating earnings	15	10	112	120
Insurance premium surcharges	(3)	-	(7)	-
Income tax adjustments	-	-	-	2
Operating earnings adjusted for unusual items	18	10	119	118
Cash flow from operating activities before change in non-cash working capital	$90	$86	$380	$332

Reliable production at Syncrude and MacKay River were highlights in the fourth quarter of 2005.

Oil Sands contributed $18 million of operating earnings adjusted for unusual items in the fourth quarter of 2005, up from $10 million in the fourth quarter of 2004. Higher realized prices and the positive impact of inventory movements were partially offset by increased operating costs and depreciation, depletion and amortization.

Increased operating costs were primarily due to rising natural gas costs, insurance premium surcharges, the Syncrude Stage III upgrader commissioning and maintenance costs. Higher depreciation, depletion and amortization is due to the Fort Hills and Dover acquisitions.

In the fourth quarter of 2005, Oil Sands net earnings were $15 million, up from $10 million in the fourth quarter of 2004. Net earnings in the fourth quarter of 2005 included a $3 million charge related to an insurance premium surcharge.

Oil Sands Production and Pricing

Syncrude production averaged 27,100 b/d in the fourth quarter of 2005, compared with 27,300 b/d in the fourth quarter of 2004. Syncrude realized prices averaged $70.82/bbl, up from $58.58/bbl in the fourth quarter of 2004.

MacKay River production averaged 21,200 b/d in the fourth quarter of 2005, up from 19,800 b/d in the same period of 2004. MacKay River reliability remained strong during the fourth quarter of 2005. MacKay River bitumen realized prices averaged $14.90/bbl in the fourth quarter of 2005, compared with $11.41/bbl in the fourth quarter of 2004.

Realized prices for MacKay River bitumen are significantly lower than for synthetic crude due to its low quality.

	Fourth Quarter 2005	Fourth Quarter 2004
Production (b/d)
Syncrude	27,100	27,300
MacKay River	21,200	19,800
Syncrude realized crude price ($/bbl)	$70.82	$58.58
MacKay River realized bitument price ($/bbl)	$14.90	$11.41

Syncrude Stage III expansion is progressing as planned and expected to be on-stream in mid-2006.

Production Outlook

In 2006, production from the Oil Sands business is expected to be 59,000 boe/d, compared with 47,000 boe/d in 2005. Higher production in 2006 is due to the startup of the Syncrude Stage III expansion in mid-2006 and a new well pad at MacKay River. Syncrude’s Stage III expansion is expected to be on-stream by mid-2006 and will increase Petro-Canada’s share of production capacity from 28,000 boe/d to 42,000 boe/d. Production is expected to reach this level following a ramp up period of two to three years. A new well pad at MacKay River will contribute to targeted production of 27,000 boe/d to 30,000 boe/d by late 2006.

PETRO-CANADA                                           - 12 -

International

	Three months ended December 31,		Year ended December 31,
(millions of dollars)	2005	2004	2005	2004
Net earnings from continuing operations	$158	$36	$(109)	$116
Unrealized gain (loss) on Buzzard derivative contracts	7	(41)	(562)	(205)
Gain (loss) on sale of assets	-	-	-	8
Operating earnings from continuing operations	151	77	453	313
Insurance premium surcharges	(10)	-	(18)	-
Income tax adjustments	29	-	29	-
Operating earnings from continuing operations adjusted for unusual items	132	77	442	313
Cash flow from continuing operating activities before change in non-cash working capital	$173	$227	$770	$768

The International production portfolio was strengthened with the pending sale of the mature non-operated assets in Syria.

International contributed $132 million of operating earnings from continuing operations adjusted for unusual items in the fourth quarter of 2005, compared with $77 million in the fourth quarter of 2004. Higher realized commodity prices and foreign exchange translation gains were partially offset by lower production, primarily in Northwest Europe, and increased operating and exploration costs.

In the fourth quarter of 2005, International had net earnings from continuing operations of $158 million, compared with $36 million in the fourth quarter of 2004. Net earnings from continuing operations in the fourth quarter of 2005 included a $10 million charge related to an insurance premium surcharge, a $7 million unrealized gain on the Buzzard derivative contracts and a $29 million positive adjustment related to income tax rate and other tax adjustments. Net earnings from continuing operations in the fourth quarter of 2004 included a $41 million unrealized loss on the Buzzard derivative contracts.

International Production and Pricing

	Fourth Quarter 2005	Fourth Quarter 2004
Production from continuing operations (boe/d)
Northwest Europe	46,400	47,100
North Africa/Near East	50,900	50,700
Northern Latin America	10,800	12,300
Average realized crude oil and NGL prices from continuing operations ($/bbl)	$64.49	$52.95
Average realized natural gas price from continuing operations ($/Mcf)	$9.25	$5.73

International production from continuing operations averaged 108,100 boe/d, compared with 110,100 boe/d in the fourth quarter of 2004. The decrease was primarily due to lower production in Northwest Europe and Northern Latin America.

International realized commodity prices from continuing operations remained strong during the fourth quarter of 2005. International crude oil and NGL realized prices from continuing operations averaged $64.49/bbl in the fourth quarter of 2005, compared with $52.95/bbl in the same period of 2004. International realized prices from continuing operations for natural gas averaged $9.25/Mcf in the fourth quarter of 2005, compared with $5.73/Mcf in the same period of 2004.

PETRO-CANADA                                          - 13 -

Northwest Europe

Fourth quarter production averaged 46,400 boe/d, down from 47,100 boe/d in the same period last year. Production from the U.K. sector of the North Sea averaged 32,400 boe/d in the fourth quarter of 2005, up from 28,600 boe/d in the same period last year. Production from the new Pict field was partially offset by the unscheduled Triton platform shutdown which impacted production by 4,300 b/d in the fourth quarter of 2005. Production in The Netherlands sector of the North Sea averaged 14,000 boe/d in the fourth quarter of 2005, compared with 18,500 boe/d in the fourth quarter of 2004. Lower production in The Netherlands was due to natural declines.

Progress on the Buzzard field development continues on schedule and on budget, with more than 87% of the construction complete. First oil is expected near the end of 2006, with peak production of 60,000 boe/d net to Petro-Canada as the field ramps up in 2007.

In The Netherlands, development of De Ruyter and L5b-C are on schedule. De Ruyter is expected to be on-stream in late 2006, with peak production of 10,000 boe/d net to Petro-Canada. L5b-C is expected to be on-stream in late 2006, with peak production in excess of 3,000 boe/d net to Petro-Canada.

During the fourth quarter of 2005, Petro-Canada was awarded five production licences by the Norwegian Ministry of Petroleum and Energy. The licences are located in the North Sea where Petro-Canada has established knowledge and expertise. The Company is operator of two licences and non-operator for the remaining three licences. The work program on four of the licences covers reprocessing 3D seismic and a two-year drill or drop commitment. The work program for the remaining licence involves seismic exploration and a one-well commitment to be drilled within four years.

North Africa/Near East

Production in Libya averaged 50,900 boe/d in the fourth quarter of 2005, largely unchanged from 50,300 boe/d in the same quarter of 2004.

Exploration activity continues in the North Africa/Near East region. In Syria, the Block II seismic program was completed and two exploration wells are planned for 2006. In Libya, two exploration wells were completed as discoveries on existing concessions, consistent with the strategy of maintaining existing reserves and production. Petro-Canada continues to process seismic data acquired earlier in the year on the Zotti Block in Algeria, with a well planned for 2006.

Northern Latin America

Trinidad offshore gas production averaged 65 MMcf/d in the fourth quarter of 2005, compared with 74 MMcf/d in the fourth quarter of 2004. Production was lower due to reduced supplies to the Atlantic liquefied natural gas (LNG) train in accordance with the contracted supply schedule. Production volumes resumed to normal levels in late December 2005.

During the fourth quarter of 2005, a field development plan was submitted for the La Ceiba development in Venezuela.

Production Outlook

International production from continuing operations is expected to be 110,000 boe/d in 2006, compared with 106,400 boe/d in 2005. Higher production in 2006 reflects improved performance in Libya and contributions from the startup development projects in Northwest Europe (De Ruyter, L5b-C). The addition of Buzzard around year-end and other new development projects will further increase production in 2007.

Discontinued Operations

Late 2005, Petro-Canada reached an agreement to sell the Company’s producing assets in Syria to a joint venture of companies owned by India’s Oil and Natural Gas Corporation Limited and the China National Petroleum Corporation for EUR 484 million ($Cdn equivalent of 676 million as at December 20, 2005), before adjustments. The sale is retroactive to July 1, 2005 and is expected to close in early 2006, subject to Syrian government consent. The sale of these mature assets aligns with Petro-Canada’s strategy to increase the proportion of long-life and operated assets within the portfolio. Syria remains an important part of the North Africa/Near East producing region, with an active exploration program in Block II and the continued pursuit of new opportunities.

PETRO-CANADA                                           - 14 -

Syria discontinued production averaged 66,400 boe/d in the fourth quarter of 2005, down from 74,600 boe/d in the same period in 2004 due to natural declines.

Discontinued operations	Three months ended December 31,		Year ended December 31,
(millions of dollars, unless otherwise noted)	2005	2004	2005	2004
Net earnings and operating earnings from discontinued operations	$46	$7	$98	$59
Insurance premium surcharges	(2)	-	(2)	-
Operating earnings from discontinued operations adjusted for unusual items	$48	$7	$100	$59
Cash flow from operating activities before change in non-cash working capital	$65	$41	$245	$204
Production (boe/d)	66,400	74,600	70,100	79,200
Average realized crude oil and NGL price ($/bbl)	$64.13	$46.63	$61.82	$46.70
Average realized natural gas price ($/Mcf)	$7.10	$4.63	$6.43	$4.81

2006 Consolidated Production Outlook

The production information contained in this section was previously released on December 15, 2005, with the exception of the separation of discontinued operations. Upstream production from continuing operations is expected to average between 365,000 boe/d to 390,000 boe/d in 2006. Petro-Canada’s production range is higher than in 2005, primarily due to additional production from White Rose, the De Ruyter startup, the Syncrude Stage III expansion and a new well pad at MacKay River. Factors that may impact production during 2006 include reservoir performance, drilling results, facility reliability, the ramp up of production at White Rose, and the successful execution of the planned turnaround at Terra Nova.

	2005 Actual	2006 Outlook (+/-)
(thousands of boe/d)		As at December 15, 2005
North American Natural Gas
- Natural gas	111	106
- Liquids	15	14
East Coast Oil	75	94
Oil Sands
- Syncrude	26	34
- MacKay River	21	25
International
- North Africa/Near East (1)	50	55
- Northwest Europe	45	43
- Northern Latin America	12	12
Total continuing operations	355	365 - 390
Discontinued operations (2)	70	58
Total	425	425 - 450

(1)	North Africa/Near East excludes production related to the pending sale of the Syria producing assets.
(2)	Represents Petro-Canada’s interests in the Syria producing assets.

Reserves

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. Our reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with Securities and Exchange Commission (SEC) standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term barrel of oil equivalent (boe) is used in this quarterly report it may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf: one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable,” “possible,” “recoverable,” or “potential” reserves and resources in this quarterly report does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.

PETRO-CANADA                                          - 15 -

The Company's reserves data and reserves quantities are determined by Petro-Canada's staff of qualified reserves evaluators using corporate-wide policies, procedures and practices. These reserves policies, procedures and practices conform with the requirements in Canada, as well as the U.S. SEC and the Association of Professional Engineers, Geologists and Geophysicists of Alberta's Standard of Practice for the Evaluation of Oil and Gas Reserves for Public Disclosure. Petro-Canada also employs independent third parties to evaluate, audit and/or review its reserves processes and estimates. In 2005, 30% of North American and 39% of International proved reserves were assessed by independent reserves evaluators. The independent reserves evaluators concluded that the Company's year-end reserves estimates were reasonable.

December 31, 2005 Consolidated Reserves (1)	Proved (2)	2005 Proved Reserves Additions (3)
(working interest before royalties)	(MMboe)	(MMboe)
North American Natural Gas	353.4	15.9
East Coast Oil	132.1	91.3
Oil Sands (4)	341.6	27.6
International (5)	404.5	38.1
Total	1,231.6	172.9
Production		155.3
Proved replacement ratio (4), (5), (6), (7)		111%
Five-year proved plus probable replacement ratio	195%
Proved plus probable reserves life index (7), (8)	14.7

(1)	A comparative table for 2005 versus 2004 is shown on page 22.
(2)
At year-end 2005, 65% of proved reserves were classified as proved developed reserves. Of the total proved undeveloped reserves, 85% are associated with large projects currently producing or under active development, including Buzzard, Syncrude, Hibernia, Terra Nova, White Rose and Trinidad natural gas.

(3)
Proved reserves additions are the sum of revisions of previous estimates, net purchases/sales, and discoveries, extensions and improved recovery. Further detail on these categories is provided in the reserves table on page 22.

(4)
Oil Sands proved reserves only include reserves from Syncrude. The 2005 bitumen production of 8.1 million barrels of oil equivalent (MMboe) from MacKay River is included in calculating the proved replacement ratio, the five-year proved plus probable replacement ratio and the proved plus probable reserve life index.

(5)
The Company’s producing assets in Syria are in the process of being sold. As at December 31, 2005 the sale had not closed. The Syria 2005 year-end proved reserves (48.7 MMboe), the proved plus probable reserves (67.2 MMboe), and the 2005 production (25.6 MMboe) are included in reserves and calculated ratios.

(6)
This ratio is the year-over-year net change in proved reserves (before deducting production) divided by annual production during the year. Proved reserves replacement ratio is a general indicator of the Company's reserves growth. It is only one of a number of metrics, which can be used to analyse a company's upstream business.

(7)	Reserves replacement ratio and reserves life index are non-standardized measures and may not be comparable to similar measures of other companies. They are illustrative only.
(8)	This index is proved plus probable reserves at year-end 2005 divided by annual production.

Petro-Canada's objective is to replace reserves over time through exploration, development and acquisition. The Company believes that due to the specific nature of its upstream portfolio and attributes of its probable reserves, the combination of proved plus probable reserves provides the best perspective of Petro-Canada’s reserves. Petro-Canada’s proved plus probable reserves replacement on a consolidated basis was 195% over the last five years. The proved plus probable reserves life index was 14.7 years at year-end 2005, compared to 13.5 years at year-end 2004.

In 2005, the Company replaced 111% of production on a proved basis. Proved reserve additions totalled 172.9 million barrels of oil equivalent (MMboe), compared to 2005 production of 155.3 MMboe. As a result, total proved reserves increased from 1,214.0 MMboe at year-end 2004 to 1,231.6 MMboe at year-end 2005.

The North American Natural Gas business added 15.9 MMboe of proved reserve additions in 2005. Lower than expected reserves additions reflected lower exploration success and technical revisions related to reservoir performance of some of the Company’s tight gas pools in Western Canada. In the U.S. Rockies, Petro-Canada successfully added reserves as planned as it continues to develop unconventional coal bed methane and tight gas resources.

In East Coast Oil, a total of 91.3 MMbbls were added to proved reserves during 2005. This was due to better than anticipated reservoir performance, ongoing development well drilling at Terra Nova and Hibernia, and the startup of production and the corresponding water flood at White Rose. The life-of-field estimates for Hibernia, Terra Nova and White Rose increased to 1,200 MMbbls (net 240 MMbbls), 440 MMbbls (net 150 MMbbls) and 232 MMbbls (net 64 MMbbls), respectively in 2005.

In 2005, proved reserve additions were 27.6 MMbbls in Oil Sands. The SEC prescribes the use of year-end prices and costs in determining proved reserves. The combination of wide light/heavy price differentials and high gas prices contributed to low margins for Canadian bitumen at year-end 2005, and no proved in situ reserves were booked at MacKay River. As a result, proved reserve additions of 8.1 MMbbls equaled production. At Syncrude, 19.5 MMbbls were added to proved reserves, mainly reflecting the inclusion of an additional mine pit area.

In International, a total of 38.1 MMboe were added to proved reserves in 2005. This primarily reflects reservoir performance in Libya and the addition of new projects in Northwest Europe. In December 2005, the Company announced the potential sale of Syria producing assets. At year end, these assets represented 48.7 MMboe of proved reserves.

Further detail on Petro-Canada’s reserves is provided in the reserves table at the end of this MD&A (see page 22).

PETRO-CANADA                                           - 16 -

Downstream

	Three months ended December 31,		Year ended December 31,
(millions of dollars)	2005	2004	2005	2004
Net earnings	$111	$92	$415	$314
Gain on sale of assets	4	1	17	4
Operating earnings	107	91	398	310
Insurance premium surcharges	(9)	-	(23)	-
Oakville closure costs	-	(11)	2	(46)
Income tax adjustments	(2)	-	(2)	2
Operating earnings adjusted for unusual items	118	102	421	354
Cash flow from operating activities before change in non-cash working capital	$221	$191	$607	$556

The Downstream business had higher earnings due to strong reliability at the Montreal and Edmonton refineries, higher than expected cracking margins and improved marketing margins.

In the fourth quarter of 2005, the Downstream business contributed $118 million of operating earnings adjusted for unusual items, up from $102 million in the same quarter of 2004. The increase in operating earnings reflected wider light/heavy crude differentials, higher gasoline and distillate cracking margins, and improved reliability at the Montreal refinery. These gains were partially offset mainly by higher operating expenses for planned turnaround activities.

The Downstream business recorded in the fourth quarter of 2005 net earnings of $111 million, compared with $92 million in the same quarter of 2004. Net earnings in the fourth quarter of 2005 included a $9 million charge related to an insurance premium surcharge, a $4 million gain on the sale of assets and a $2 million charge related to an income tax rate adjustment. Net earnings in the fourth quarter of 2004 included a $11 million charge related to the consolidation of Eastern Canada refinery operations and a $1 million gain on the sale of assets.

Downstream Operating Earnings Adjusted For Unusual Items

	Fourth Quarter 2005	Fourth Quarter 2004
Refining and Supply operating earnings adjusted for unusual items (millions of dollars)	$98	$88
New York Harbour 3-2-1 crack spread (US$/bbl)	$9.04	$5.50
Marketing operating earnings adjusted for unusual items (millions of dollars)	$20	$14

The average New York Harbour 3-2-1 refinery crack spread was $9.04 US/bbl in the fourth quarter of 2005, up from $5.50 US/bbl in the fourth quarter of 2004. The average international light/heavy crude price differential widened to $13.65 US/bbl in the fourth quarter of 2005, compared with $11.70 US/bbl in 2004.

In the fourth quarter of 2005, total sales of refined petroleum products were down 5%, compared with the same period last year. The reduced volumes were mainly a result of lower asphalt and heavy fuel oil sales associated with the consolidation of Eastern Canada refinery operations, and lower sales of furnace fuel oil due to warmer weather.

PETRO-CANADA                                           - 17 -

Refining and Supply contributed fourth quarter 2005 operating earnings adjusted for unusual items of $98 million, compared with $88 million in the same quarter of 2004. Results were impacted by higher cracking margins and wider light/heavy crude differentials. Partially offsetting these results were lower margins on asphalt and chemicals, and costs related to the maintenance turnaround completed in the quarter.

Marketing contributed fourth quarter 2005 operating earnings adjusted for unusual items of $20 million, compared with earnings of $14 million in the same quarter of 2004. Higher marketing earnings were largely due to lower crude and commodity prices for gasoline and distillates. Retail marketing margins improved as crude prices stabilized.

On January 7, 2006 a fire occurred at the Mississauga lubricants facility. The Company's investigation indicates that the fire occurred during a routine maintenance procedure in a fractionation section of the plant. Other parts of the facility remain operating normally, producing approximately 50% of total production. Repairs have commenced and the Company anticipates normal supply to customers will be largely restored in the latter part of the first quarter of 2006.

Downstream Turnaround Activity

A major five-year cycle maintenance turnaround was completed at the Mississauga lubricants plant.

Diesel Desulphurization

The Edmonton and Montreal refineries are working to bring new diesel desulphurization units on-stream. This work remains on schedule and on budget to meet federal ultra-low sulphur diesel requirements, which will be in effect on June 1, 2006.

CORPORATE

Shared Services	Three months ended December 31,		Year ended December 31,
(millions of dollars)	2005	2004	2005	2004
Net earnings (loss)	$(94)	$12	$(177)	$(63)
Gain (loss) on sale of assets	-	(1)	-	(1)
Foreign currency translation gain (loss)	(5)	43	73	63
Operating loss	$(89)	$(30)	$(250)	$(125)
Stock-based compensation	(9)	(1)	(66)	(11)
Income tax adjustments	(31)	-	(31)	(1)
Operating loss adjusted for unusual items	$(49)	$(29)	$(153)	$(113)
Cash flow from operating activities before change in non-cash working capital	$(50)	$(29)	$(225)	$(106)

Shared Services recorded an operating loss adjusted for unusual items of $49 million in the fourth quarter of 2005, compared with $29 million for the same period in 2004. The fourth quarter 2005 operating loss included a $9 million charge related to the mark-to-market of stock-based compensation, $31 million charge related to income tax adjustments and a $5 million loss on foreign currency translation related to long-term debt. The fourth quarter 2004 operating loss included a $1 million charge related to the mark-to-market of stock-based compensation, a $1 million loss on the sale of assets and a $43 million gain on foreign currency translation related to long-term debt.

Interest expense was $52 million before-tax during the fourth quarter of 2005, up from $34 million in the prior year mainly as a result of higher levels of debt.

In the fourth quarter of 2005, Shared Services recorded a net loss of $94 million, compared with net earnings of $12 million in the fourth quarter of 2004. Net earnings (loss) from Shared Services included gains or losses on asset sales and gains or losses on foreign currency translation.

Cash flow was affected by two items that typically cause differences between earnings and cash flow. Tax deferrals resulting from the Company's upstream partnership increased cash flow by about $90 million in the quarter, compared to an increase of $35 million in the same period last year. The inventory valuation method prescribed for income tax purposes in the Downstream business increased fourth quarter cash flow by approximately $40 million, compared with an increase of $35 million in 2004.

PETRO-CANADA                                          - 18 -

LIQUIDITY AND CAPITAL RESOURCES
Summary of Cash Flows

	Three months ended December 31,		Year ended December 31,
(millions of dollars)	2005	2004	2005	2004
Cash flow from continuing operations	$1,116	$966	$3,787	$3,425
Cash flow from discontinued operations	65	41	245	204
Cash flow	1,181	1,007	4,032	3,629
Net cash inflows (outflows) from:
Investing activities before changes in non-cash working capital	(844)	(944)	(3,595)	(4,591)
Financing activities before changes in non-cash working capital	(138)	(106)	(10)	(19)
(Increase) decrease in non-cash working capital	199	(232)	192	516
Increase (decrease) in cash and cash equivalents	$398	$(275)	$619	$(465)
Cash and cash equivalents	$789	$170	$789	$170
Cash and cash equivalents - discontinued operations	$68	$206	$68	$206

Petro-Canada’s financing strategy ensures financial strength and flexibility to support profitable growth in all business environments. Two key measures that Petro-Canada uses to measure the Company’s overall financial strength are debt-to-cash flow and debt-to-debt plus equity. Petro-Canada’s debt-to-cash flow ratio from continuing operations, a key short-term leverage measure, was 0.8 times at December 31, 2005 and 2004, and within the Company’s target range of no more than 2.0 times. Debt-to-debt plus equity, the long-term measure for capital structure, was 23.5% at year-end 2005, up from 22.8% at year-end 2004, and slightly below the target range of 25% to 35% for both years.

Operating Activities

Excluding cash and cash equivalents, short-term notes payable and the current portion of long-term debt, the operating working capital deficiency including discontinued operations, was $656 million at the end of the fourth quarter of 2005, compared with an operating working capital deficiency of $777 million as at December 31, 2004. The working capital deficiency was lower primarily due to an increase in accounts receivable partially offset by an increase in current payables.

Investing Activities

Capital and Exploration Expenditures (1)	Three months ended December 31,		Year ended December 31,		Outlook
(millions of dollars)	2005	2004	2005	2004	2006 (2)
Upstream
North American Natural Gas	$182	$195	$713	$666	$850
East Coast Oil	89	78	314	275	305
Oil Sands	109	132	772	397	355
International (3)	163	205	696	1,707	815
	543	610	2,495	3,045	2,325
Downstream
Refining and Supply	243	243	883	656	840
Sales and Marketing	37	58	108	171	150
Lubricants	40	7	62	12	40
	320	308	1,053	839	1,030
Shared Services	6	5	12	9	30
Total property, plant and equipment
and exploration	869	923	3,560	3,893	3,385
Deferred charges and other assets	15	15	70	36	-
Acquisition of Prima Energy Corporation	-	-	-	644	-
Total continuing operations	884	938	3,630	4,573	3,385
Discontinued operations	12	13	46	62	50
Total	$896	$951	$3,676	$4,635	$3,435

(1)	Effective January 1, 2005, the Company changed the presentation of cash flow in the Consolidated Statement of Cash Flows. Previously, all exploration expenses were classified as investing activities. With the change, general and administrative, and geological and geophysical (including seismic) exploration expenses are treated as a reduction of cash flow from operating activities. Capital expenditures in the table are shown on this basis.
(2)	The 2006 outlook was previously released on December 15, 2005, with the exception of the separation of discontinued operations.
(3)	International excludes capital expenditures related to the pending sale of the Syria producing assets.

PETRO-CANADA                                          - 19 -

Outlook - Capital Expenditures

The capital expenditures information contained in this section was previously released on December 15, 2005 with the exception of the separation of discontinued operations. In 2006, nearly 90% of the capital program for continuing operations will support delivering profitable growth and improving base business profitability. The remaining 10% is directed toward complying with regulations and enhancing existing assets. This portion of the program was larger in 2005, primarily due to investments to produce clean-burning fuels in the Downstream business.

Capital Investment Priorities (millions of dollars)	2006 Outlook As at Dec. 15, 2005	2006 Highlights
Regulatory compliance	$265	Producing clean-burning diesel fuel
Enhancing existing assets	155	Improving reliability at key facilities
Improving base business profitability	240	Developing the retail and wholesale marketing networks, de-bottlenecking the lubricants plant, and improving refinery yield
Reserves replacement in core areas (1)	975	Investing for immediate impact across the four upstream businesses
New growth projects	1,375	Adding future production with medium-term growth projects
Exploration and new ventures for long-term growth	375	Investing in exploration activity in Western Canada, International and the U.S. Rockies, and evaluating new in situ oil sands developments
Total continuing operations	3,385
Discontinued operations	50
Total	$3,435

(1)	Reserves replacement in core areas excludes capital expenditures related to the pending sale of the Syria producing assets.

Financing Activities

During the fourth quarter, Petro-Canada increased its syndicated committed credit facilities to $2,000 million from $1,500 million. At December 31, 2005, the Company also had bilateral demand credit facilities of $408 million. A total of $1,141 million of the credit facilities was used for letters of credit and overdraft coverage at December 31, 2005. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program. No commercial paper was outstanding at quarter end.

The Company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service. The Company’s long-term debt ratings remained unchanged from year-end 2004.

Commitments and contingent liabilities are disclosed in Note 25 of the 2004 annual Consolidated Financial Statements.

Normal Course Issuer Bid (NCIB)

Petro-Canada’s priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program. Accordingly, in 2004, Petro-Canada initiated a NCIB program, which was renewed in 2005. The current program, which extends to June 21, 2006, entitles the Company to purchase up to 5% of the outstanding common shares, subject to certain conditions.

Period	Shares Repurchased (1)		Average Price		Total Cost
	2005	2004	2005	2004	2005	2004
Fourth quarter	2,000,000	4,806,376	$44.38	$32.91	$89 Million	$159 Million
Full year	8,333,400	13,736,164	$41.54	$32.51	$346 Million	$447 Million

(1)	Stated on a post-stock dividend basis.

Contractual Obligations

Contractual obligations are summarized in the Company’s 2004 annual MD&A. During the fourth quarter of 2005, total contractual obligations increased by approximately $1.7 billion from September 30, 2005. The change is mainly a result of an increase in the estimate of asset retirement obligations, additional commitments for pipeline transportation and additional product purchase obligations.

PETRO-CANADA                                           - 20 -

Off Balance Sheet

The Company has certain retail licensee agreements that qualify as variable interest entities as described in Note 17 to the December 31, 2005 Consolidated Financial Statements. These entities are not consolidated as Petro-Canada is not the primary beneficiary and the Company’s maximum exposure to losses from these arrangements would not be material.

RISK

Derivative Contracts

As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea, Petro-Canada entered into a series of derivative contracts related to the future sale of Brent crude oil. As a result of the fall in oil prices from the third quarter, the mark-to-market unrealized gains associated with these Buzzard contracts were $7 million after-tax in the fourth quarter of 2005, compared to an unrealized loss of $41 million after-tax in the fourth quarter of 2004. As the Buzzard development is not sufficiently advanced to qualify for hedge accounting, unrealized gains or losses are reported every quarter.

As at December 31, 2005, there was no material change in the Company’s risks or risk management activities since December 31, 2004. Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors. Readers should refer to Petro-Canada’s 2004 AIF and the risk management section of the 2004 annual MD&A.

SHAREHOLDER INFORMATION

As at December 31, 2005, Petro-Canada’s common shares outstanding totaled 515.1 million and averaged 516.2 million in the fourth quarter. This compares with average shares outstanding of 521.2 million for the quarter ended December 31, 2004. These share figures are quoted on a post-stock dividend basis.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, January 26, 2006 at 9:00 a.m. Eastern Time. To participate, please call 1-866-898-9626 or 416-340-2216 at 8:55 a.m. Media are invited to listen to the call by dialing 1-866-540-8136 or 416-340-8010 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (passcode number 3168271). A live audio broadcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/eng/investor/9259.htm on January 26 at 9:00 a.m. Eastern Time. Approximately one hour after the call, a recording of the call will be available on the website.

Legal Notice - Forward-Looking Information

The quarterly report contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, refinery turnaround, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, reserves life, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. More specifically, production may be affected by such factors as exploration success, startup timing and success, facility reliability, planned and unplanned gas plant shut downs, success of restarts following turnarounds, reservoir performance and natural decline rates, water handling and production from coal bed methane wells, and drilling progress.  Capital expenditures may be affected by cost pressures associated with new capital projects, including labor and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the U.S. SEC.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this quarterly report are made as of the date of this report and except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

PETRO-CANADA                                           - 21 -

SELECT OPERATING DATA
December 31, 2005

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Before Royalties
Crude oil and natural gas liquids production, net (Mb/d)
East Coast Oil	81.1	68.4	75.3	78.2
Oil Sands	48.3	47.1	47.0	45.2
North American Natural Gas (1)	14.0	16.9	14.7	15.3
Northwest Europe	35.6	34.8	33.7	40.4
North Africa/Near East (2)	50.9	50.7	49.8	50.9
	229.9	217.9	220.5	230.0
Natural gas production, net, excluding injectants (MMcf/d)
North American Natural Gas (1)	649	720	668	695
Northwest Europe	65	74	66	85
North Africa/Near East (2)	-	-	-	-
Northern Latin America	65	74	72	72
	779	868	806	852
Total production(3) from continuing operations (Mboe/d), net before royalties	360	362	355	372
Discontinued operations
Crude oil and natural gas liquids production, net (Mb/d)	62.4	70.8	65.9	75.7
Natural gas production, net, excluding injectants (MMcf/d)	24	23	25	21
Total production(3) from discontinued operations (Mboe/d), net before royalties	66	75	70	79
Total production(3) (Mboe/d), net before royalties	426	437	425	451
After Royalties
Crude oil and natural gas liquids production, net (Mb/d)
East Coast Oil	70.4	65.2	69.6	75.1
Oil Sands	47.8	46.5	46.5	44.8
North American Natural Gas (1)	10.8	12.6	11.2	11.4
Northwest Europe	35.2	34.8	33.2	40.4
North Africa/Near East (2)	46.8	45.5	44.0	43.7
	211.0	204.6	204.5	215.4
Natural gas production, net, excluding injectants (MMcf/d)
North American Natural Gas (1)	488	556	512	530
Northwest Europe	65	74	66	85
North Africa/Near East (2)	-	-	-	-
Northern Latin America	53	45	57	51
	606	675	635	666
Total production(3) from continuing operations (Mboe/d), net after royalties	312	317	310	326
Discontinued operations
Crude oil and natural gas liquids production, net (Mb/d)	19.4	22.0	20.3	23.7
Natural gas production, net, excluding injectants (MMcf/d)	4	-	4	3
Total production(3) from discontinued operations (Mboe/d), net after royalties	20	22	21	24
Total production(3) (Mboe/d), net after royalties	332	339	331	350
Petroleum product sales (thousands of cubic metres - m3/d)
Gasolines	23.6	24.2	24.4	24.7
Distillates	20.9	20.7	19.7	20.2
Other, including petrochemicals	8.4	10.5	8.7	11.7
	52.9	55.4	52.8	56.6
Crude oil processed by Petro-Canada (thousands of m3/d)	40.2	44.8	40.9	48.2
Average refinery utilization (%) (4)	99	96	96	98
Downstream operating earnings from continuing operations after-tax (cents/litre)(5)	2.2	2.0	2.1	1.7

(1)	North American Natural Gas includes Western Canada and U.S. Rockies.
(2)	North Africa/Near East excludes production relating to the pending sale of the Syria producing assets, which is reported as discontinued operations.
(3)	Natural gas converted at six Mcf of gas to one bbl of oil.
(4)	Includes Oakville capacity pro-rated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(5)	Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA                                           - 22 -

RESERVES DATA
As at December 31, 2005

	North American Natural Gas		Oil Sands		East Coast Oil	International	Total
Working interest before royalties (MMboe)	Western Canada	U.S. Rockies	Syncrude	Bitumen
Proved Reserves
As at December 31, 2004	363.2	20.2	331.4	-	68.3	430.9		1,214.0
Revisions of previous estimate	(1.0)	6.0	19.5	8.1	68.1	29.5		130.2
Net purchases/sales	-	-	-	-	-	5.3		5.3
Discoveries, extensions and improved recovery	10.9	-	-	-	23.2	3.3		37.4
Production	(42.8)	(3.1)	(9.4)	(8.1)	(27.5)	(64.4)	(1)	(155.3)	(1)
As at December 31, 2005	330.3	23.1	341.5	-	132.1	404.6	(2)	1,231.6	(2)
Probable Reserves
As at December 31, 2004	151.8	67.1	168.8	235.1	194.2	205.4		1,022.4
Revisions of previous estimate	(45.4)	(10.1)	106.4	3.3	(1.1)	(6.8)		46.3
Net purchases/sales	-	-	-	-	-	(5.7)		(5.7)
Discoveries, extensions and improved recovery	5.1	-	-	-	(19.4)	3.3		(11.0)
As at December 31, 2005	111.5	57.0	275.2	238.4	173.7	196.2	(3)	1,052.0	(3)
Proved + Probable Reserves
As at December 31, 2004	515.0	87.3	500.2	235.1	262.5	636.3		2,236.4
Revisions of previous estimate	(46.4)	(4.1)	125.9	11.4	67.0	22.7		176.5
Net purchases/sales	-	-	-	-	-	(0.4)		(0.4)
Discoveries, extensions and improved recovery	16.0	-	-	-	3.8	6.6		26.4
Production	(42.8)	(3.1)	(9.4)	(8.1)	(27.5)	(64.4)		(155.3)
As at December 31, 2005	441.8	80.1	616.7	238.4	305.8	600.8		2,283.6

(1)	Syria 2005 production of 25.6 MMboe is included in the table.
(2)	Syria proved reserves of 48.7 MMboe of proved reserves are included as at December 31, 2005.
(3)	Syria probable reserves of 18.5 MMboe are included as at December 31, 2005.

PETRO-CANADA                                          - 23 -

AVERAGE PRICE REALIZED
December 31, 2005

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Crude oil and natural gas liquids ($/bbl)
East Coast Oil	64.23	50.29	63.15	48.39
Oil Sands	46.44	38.74	46.90	39.90
North American Natural Gas (1)	63.27	52.23	59.47	47.02
Northwest Europe	67.43	55.27	66.13	50.37
North Africa/Near East	62.44	51.35	65.75	48.26
Total crude oil and natural gas liquids from continuing operations	60.50	48.99	60.48	46.95
Discontinued operations	64.13	46.63	61.82	46.70
Total crude oil and natural gas liquids	61.27	48.41	60.79	46.89
Natural gas ($/Mcf)
North American Natural Gas (1)	11.83	6.89	8.47	6.72
Northwest Europe	8.68	6.15	7.35	5.65
Northern Latin America	9.82	5.30	6.62	4.81
Total natural gas from continuing operations	11.40	6.69	8.21	6.45
Discontinued operations	7.10	4.63	6.43	4.81
Total natural gas	11.27	6.64	8.16	6.41

(1)	North American Natural Gas includes Western Canada and the U.S. Rockies.

EFFECTIVE ROYALTY RATES
December 31, 2005

	Three months ended December 31,		Year ended December 31,
(% of sales revenues)	2005	2004	2005	2004
North American Natural Gas	25%	23%	23%	24%
East Coast Oil	13%	5%	8%	4%
Oil Sands	1%	1%	1%	1%
International
Northwest Europe	1%	-	1%	-
North Africa/Near East	8%	11%	12%	15%
Northern Latin America	19%	38%	21%	29%
Total continuing operations	13%	13%	13%	12%
Discontinued operations	70%	70%	70%	69%
Total	22%	23%	22%	22%

PETRO-CANADA                                           - 24 -

SHARE INFORMATION
December 31, 2005

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Weighted-average common shares outstanding (millions)	516.2	521.2	518.4	529.3
Weighted-average diluted common shares outstanding (millions)	523.1	528.2	525.4	536.2
Net earnings - Basic ($/share)	1.38	0.85	3.45	3.32
- Diluted ($/share)	1.36	0.83	3.41	3.28
Cash flow ($/share)	2.29	1.93	7.78	6.86
Dividends ($/share)	0.10	0.07	0.33	0.30
Toronto Stock Exchange:
Share price (1) - High	50.20	34.75	50.80	34.75
- Low	40.13	30.30	29.51	27.93
- Close at December 31	46.65	30.59	46.65	30.59
Shares traded (millions)	169.6	169.2	575.9	576.7
New York Stock Exchange:
Share price (2) - High	43.03	28.55	43.47	28.55
- Low	33.96	24.40	24.15	20.89
- Close at December 31	40.09	25.51	40.09	25.51
Shares traded (millions)	28.5	21.8	105.7	58.8

(1)	Share price is in Canadian dollars and represents the closing price.
(2)	Share price is in U.S. dollars and represents the closing price.

PETRO-CANADA                                           - 25 -

SELECT FINANCIAL DATA
December 31, 2005
(unaudited, millions of Canadian dollars)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Earnings
Upstream
North American Natural Gas	$284	$131	$660	$500
East Coast Oil	180	153	775	711
Oil Sands	15	10	112	120
International	151	77	453	313
Downstream	107	91	398	310
Shared Services	(89)	(30)	(250)	(125)
Operating earnings from continuing operations	$648	$432	$2,148	$1,829
Foreign currency translation gain (loss)	(5)	43	73	63
Unrealized gain (loss) on Buzzard derivative contracts	7	(41)	(562)	(205)
Gain on asset sales	18	-	34	11
Discontinued operations	46	7	98	59
Net earnings	$714	$441	$1,791	$1,757

Cash flow
Cash flow from continuing operating activities	$1,285	$727	$3,783	$3,928
Increase (decrease) in non-cash working capital related to continuing operating activities and other	(169)	239	4	(503)
Cash flow from continuing operations	$1,116	$966	$3,787	$3,425

Average capital employed (1)
Upstream			$8,376	$7,631
Downstream			3,341	2,715
Shared Services			143	187
Total Company			$11,860	$10,533

Return on capital employed (1) (%)
Upstream			18.5	19.7
Downstream			12.4	11.5
Total Company			16.0	17.5

Operating return on capital employed (1) (%)
Upstream			25.0	22.3
Downstream			11.9	11.4
Total Company			19.8	18.8

Return on equity (1) (%)			19.7	21.5

Debt			$2,913	$2,580
Cash and cash equivalents (1)			$789	$170
Debt to cash flow (2) (times)			0.8	0.8
Debt to debt plus equity (%)			23.5	22.8

(1)	Includes discontinued operations.
(2)	From continuing operations.

PETRO-CANADA                                           - 26 -

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)
For the period ended December 31, 2005
(millions of Canadian dollars, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
		(Note 4)		(Note 4)
Revenue
Operating	$4,805	$3,710	$17,585	$14,270
Investment and other income (Note 6)	33	(87)	(806)	(312)
	4,838	3,623	16,779	13,958
Expenses
Crude oil and product purchases	2,429	1,794	8,846	6,740
Operating, marketing and general (Note 7)	806	672	2,962	2,572
Exploration	77	76	271	235
Depreciation, depletion and amortization (Note 7)	285	318	1,222	1,256
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	7	(52)	(88)	(77)
Interest	52	34	164	142
	3,656	2,842	13,377	10,868

Earnings from continuing operations before income taxes	1,182	781	3,402	3,090

Provision for income taxes
Current	377	207	1,794	1,365
Future	137	140	(85)	27
	514	347	1,709	1,392

Net earnings from continuing operations	668	434	1,693	1,698

Net earnings from discontinued operations (Note 4)	46	7	98	59

Net earnings	$714	$441	$1,791	$1,757

Earnings per share from continuing operations (Notes 5 and 8)
Basic (dollars)	$1.29	$0.83	$3.27	$3.21
Diluted (dollars)	$1.28	$0.82	$3.22	$3.17

Earnings per share (Notes 5 and 8)
Basic (dollars)	$1.38	$0.85	$3.45	$3.32
Diluted (dollars)	$1.36	$0.83	$3.41	$3.28

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)
For the period ended December 31, 2005
(millions of Canadian dollars)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Retained earnings at beginning of period	$6,355	$5,006	$5,408	$3,810
Net earnings	714	441	1,791	1,757
Dividends on common shares	(51)	(39)	(181)	(159)
Retained earnings at end of period	$7,018	$5,408	$7,018	$5,408

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA                                           - 27-

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
For the period ended December 31, 2005
(millions of Canadian dollars)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
		(Notes 3 and 4)		(Notes 3 and 4)
Operating activities
Net earnings	$714	$441	$1,791	$1,757
Less: Net earnings from discontinued operations	46	7	98	59
Net earnings from continuing operations	668	434	1,693	1,698
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	285	318	1,222	1,256
Future income taxes	137	140	(85)	27
Accretion of asset retirement obligations	9	13	50	50
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	7	(52)	(88)	(77)
Gain on disposal of assets (Note 6)	(25)	-	(48)	(12)
Unrealized (gain) loss associated with the Buzzard derivative contracts (Note 16)	(10)	66	889	333
Other	6	10	14	33
Exploration expenses (Note 3)	39	37	140	117
Proceeds from sale of accounts receivable (Note 9)	-	-	80	399
(Increase) decrease in non-cash working capital related to continuing operating activities	169	(239)	(84)	104
Cash flow from continuing operating activities	1,285	727	3,783	3,928
Cash flow from discontinued operating activities (Note 4)	60	66	204	233
Cash flow from operating activities	1,345	793	3,987	4,161
Investing activities
Expenditures on property, plant and equipment and exploration (Notes 3 and 10)	(881)	(936)	(3,606)	(3,955)
Proceeds from sale of assets	52	7	81	44
Increase in deferred charges and other assets	(15)	(15)	(70)	(36)
Acquisition of Prima Energy Corporation (Note 11)	-	-	-	(644)
(Increase) decrease in non-cash working capital related to investing activities	35	(10)	237	10
	(809)	(954)	(3,358)	(4,581)
Financing activities
Increase (decrease) in short-term notes payable	-	85	(303)	314
Proceeds from issue of long-term debt (Note 12)	-	-	762	533
Repayment of long-term debt	(1)	(1)	(6)	(299)
Proceeds from issue of common shares (Note 13)	3	8	64	39
Purchase of common shares (Note 13)	(89)	(159)	(346)	(447)
Dividends on common shares	(51)	(39)	(181)	(159)
Increase in non-cash working capital related to financing activites	-	(8)	-	(26)
	(138)	(114)	(10)	(45)
Increase (decrease) in cash and cash equivalents	398	(275)	619	(465)
Cash and cash equivalents at beginning of period	391	445	170	635
Cash and cash equivalents at end of period	$789	$170	$789	$170
Cash and cash equivalents - discontinued operations (Note 4)	$68	$206	$68	$206
Cash and cash equivalents - continuing operations	$721	$(36)	$721	$(36)

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA                                           - 28 -

CONSOLIDATED BALANCE SHEET (unaudited)
As at December 31, 2005
(millions of Canadian dollars)

	December 31, 2005	December 31, 2004
		(Note 4)
Assets
Current assets
Cash and cash equivalents	$721	$-
Accounts receivable (Note 9)	1,617	1,086
Inventories	596	549
Assets of discontinued operations (Note 4)	237	387
	3,171	2,022

Property, plant and equipment, net	15,921	14,318
Goodwill	737	853
Deferred charges and other assets	415	345
Assets of discontinued operations (Note 4)	411	598
	$20,655	$18,136

Liabilities and shareholders' equity
Current liabilities
Outstanding cheques less cash and cash equivalents	$-	$36
Accounts payable and accrued liabilities	2,854	2,188
Income taxes payable	82	272
Liabilities of discontinued operations (Note 4)	102	133
Short-term notes payable	-	299
Current portion of long-term debt	7	6
	3,045	2,934

Long-term debt (Note 12)	2,906	2,275
Other liabilities	1,888	646
Asset retirement obligations	923	834
Future income taxes	2,405	2,708

Shareholders’ equity
Common shares (Note 13)	1,362	1,314
Contributed surplus (Note 13)	1,422	1,743
Retained earnings	7,018	5,408
Foreign currency translation adjustment	(314)	274
	9,488	8,739

	$20,655	$18,136

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA                                                                                                   - 29 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1. SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Notes 3 and 4)
Three months ended December 31,

	Upstream
	North American		East Coast
	Natural Gas		Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005		2004
Revenue
Sales to customers	$658	$471	$367	$198	$191	$111	$551	$434	$3,038	$2,496	$-	$-	$4,805		$3,710
Investment and other income	20	1	1	(2)	-	-	16	(86)	(4)	5	-	(5)	33		(87)
Inter-segment sales	113	64	67	115	177	146	-	-	3	5	-	-
Segmented revenue	791	536	435	311	368	257	567	348	3,037	2,506	-	(5)	4,838		3,623
Expenses
Crude oil and product purchases	144	85	48	-	166	91	-	-	2,069	1,625	2	(7)	2,429		1,794
Inter-segment transactions	2	4	2	1	27	16	-	-	329	309	-	-
Operating, marketing and general	116	103	42	27	105	100	97	71	410	353	36	18	806		672
Exploration	20	44	4	-	1	6	52	26	-	-	-	-	77		76
Depreciation, depletion and amortization	89	89	61	58	43	29	40	70	51	72	1	-	285		318
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	7	(52)	7		(52)
Interest	-	-	-	-	-	-	-	-	-	-	52	34	52		34
	371	325	157	86	342	242	189	167	2,859	2,359	98	(7)	3,656		2,842
Earnings (loss) from continuing operations before income taxes	420	211	278	225	26	15	378	181	178	147	(98)	2	1,182		781
Provision for income taxes
Current	88	52	83	69	(18)	(36)	265	107	(3)	36	(38)	(21)	377		207
Future	34	28	15	3	29	41	(45)	38	70	19	34	11	137		140
	122	80	98	72	11	5	220	145	67	55	(4)	(10)	514		347
Net earnings (loss) from continuing operations	$298	$131	$180	$153	$15	$10	$158	$36	$111	$92	$(94)	$12	$668		$434
Expenditures on property, plant, and equipment and exploration from continuing operations	$182	$195	$89	$78	$109	$132	$163	$205	$320	$308	$6	$5	$869	(1)	$923 (1)
Cash flow from continuing operating activities	$482	$231	$165	$243	$120	$141	$235	$154	$324	$193	$(41)	$(235)	$1,285		$727

(1)	Expenditures include capitalized interest in the amount of $8 million for the three months ended December 31, 2005 ($7 million for the three months ended December 31, 2004).

PETRO-CANADA                                           - 30 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1.	SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Notes 3 and 4)
Year ended December 31,

	Upstream
	North American		East Coast
	Natural Gas		Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue
Sales to customers	$2,073	$1,770	$1,284	$914	$749	$412	$2,183	$1,767	$11,296	$9,407	$-	$-	$17,585	$14,270
Investment and other income	21	3	(2)	(3)	4	-	(851)	(335)	43	13	(21)	10	(806)	(312)
Inter-segment sales	345	215	346	527	660	548	-	-	13	14	-	-
Segmented revenue	2,439	1,988	1,628	1,438	1,413	960	1,332	1,432	11,352	9,434	(21)	10	16,779	13,958
Expenses
Crude oil and product purchases	466	359	48	-	571	291	-	-	7,762	6,093	(1)	(3)	8,846	6,740
Inter-segment transactions	7	9	6	5	80	49	-	-	1,271	1,241	-	-
Operating, marketing and general	426	379	158	120	423	362	364	319	1,436	1,328	155	64	2,962	2,572
Exploration	118	119	4	2	32	16	117	98	-	-	-	-	271	235
Depreciation, depletion and amortization	364	321	259	268	133	69	249	320	216	277	1	1	1,222	1,256
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	(88)	(77)	(88)	(77)
Interest	-	-	-	-	-	-	-	-	-	-	164	142	164	142
	1,381	1,187	475	395	1,239	787	730	737	10,685	8,939	231	127	13,377	10,868
Earnings (loss) from continuing operations before income taxes	1,058	801	1,153	1,043	174	173	602	695	667	495	(252)	(117)	3,402	3,090
Provision for income taxes
Current	311	330	361	323	(45)	(71)	1,015	631	264	226	(112)	(74)	1,794	1,365
Future	73	(29)	17	9	104	124	(304)	(52)	(12)	(45)	37	20	(85)	27
	384	301	378	332	59	53	711	579	252	181	(75)	(54)	1,709	1,392
Net earnings (loss) from continuing operations	$674	$500	$775	$711	$115	$120	$(109)	$116	$415	$314	$(177)	$(63)	$1,693	$1,698
Expenditures on property, plant, and equipment and exploration from continuing operations	$713	$666	$314	$275	$772	$397	$696	$1,707	$1,053	$839	$12	$9	$3,560 (1)	$3,893 (1)
Cash flow from continuing operating activities	$1,219	$899	$1,002	$1,018	$340	$384	$722	$789	$663	$879	$(163)	$(41)	$3,783	$3,928

(1)	Expenditures include capitalized interest in the amount of $35 million for the year ended December 31, 2005 ($20 million for the year ended December 31, 2004).

PETRO-CANADA                                           - 31 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

2.     BASIS OF PRESENTATION

The note disclosure requirements for annual Consolidated Financial Statements provide additional disclosure to that required for interim Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements included in the Company's 2004 Annual Report. The interim Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles and follow the accounting policies summarized in the notes to the annual Consolidated Financial Statements except for the change described in Note 3.

3.    CHANGES IN ACCOUNTING POLICIES

Statement of Cash Flows

Effective January 1, 2005, the Company changed the presentation of cash flow in the Consolidated Statement of Cash Flows. Previously, all exploration expenses were classified as investing activities. With the change, general and administrative and geological and geophysical exploration expenses are treated as a reduction of cash flow from operating activities. All prior periods have been restated to reflect this change. The change results in a decrease in cash flow from operating activities and an increase in cash flow from investing activities by $38 million and $131 million for the three months and the year ended December 31, 2005, respectively ($39 million and $118 million for the three months and the year ended December 31, 2004).

4.     DISCONTINUED OPERATIONS

On December 20, 2005, the Company reached an agreement to sell its producing assets in Syria for $676 million (Euro 484 million) before adjustments. Accordingly, the producing assets in Syria have been classified as held for sale and presented as discontinued operations in the International segment. The sale is expected to close in the first quarter of 2006. The amount of the gain to be recorded will be determined upon closing of the sale.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Revenue	$118	$94	$464	$419
Expenses
Operating, marketing and general	26	30	104	118
Depreciation, depletion and amortization	16	34	145	146
	42	64	249	264
Earnings from discontinued operations before income taxes	76	30	215	155
Provision for income taxes	30	23	117	96
Net earnings from discontinued operations	$46	$7	$98	$59

PETRO-CANADA                                           - 32 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

4.    DISCONTINUED OPERATIONS (continued)

The assets and liabilities of the discontinued operations are comprised of the following:

	Year ended December 31,
	2005	2004
Current assets(1)	$237	$387
Property, plant and equipment, net	300	465
Goodwill	111	133
Total assets	648	985

Current liabilities	102	133
Net assets of discontinued operations	$546	$852

(1)	Includes cash and cash equivalents of $68 million as at December 31, 2005 (December 31, 2004 - $206 million).

5.    STOCK DIVIDEND

In July 2005, the Company effected a two-for-one stock-split in the form of a stock dividend. Common shareholders of record at the close of business on September 3, 2005 received one additional common share for each common share held. Information related to common shares, stock options and performance share units has been restated to reflect the above.

6.    INVESTMENT AND OTHER INCOME

Investment and other income includes a net gain of $2 million and a net loss of $882 million on derivative contracts (see Note 16) for the three months and the year ended December 31, 2005, respectively (a net loss of $75 million and a net loss of $345 million for the three months and the year ended December 31, 2004) and net gains on disposal of assets of $25 million and $48 million for the three months and the year ended December 31, 2005, respectively ($nil and $12 million for the three months and the year ended December 31, 2004).

PETRO-CANADA                                           - 33 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

7.    ASSET WRITE-DOWNS

Petro-Canada announced in September 2003 it would cease the Oakville refining operations and expand the existing terminalling facilities. The shutdown of the refinery was completed in April 2005. The total charge to earnings related to the shutdown over the three years was $195 million after-tax. The following expenses have been recorded in the Downstream segment:

	Three months ended December 31,				Year ended December 31,
	2005		2004		2005		2004
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Operating, marketing and general expenses (de-commissioning and employee related costs)	$-	$-	$1	$1	$(4)	$(2)	$3	$2
Depreciation and amortization expenses (asset write-downs and increased depreciation)	-	-	16	10	1	-	71	44
	$-	$-	$17	$11	$(3)	$(2)	$74	$46

8.    EARNINGS PER SHARE

The following table provides the common shares used in calculating earnings per share from continuing operations and earnings per share:

	Three months ended December 31,		Year ended December 31,
(millions)	2005	2004	2005	2004
Weighted-average number of common shares outstanding - basic	516.2	521.2	518.4	529.3
Effect of dilutive stock options	6.9	7.0	7.0	6.9
Weighted-average number of common shares outstanding - diluted	523.1	528.2	525.4	536.2

9.    SECURITIZATION PROGRAM

During 2004, the Company entered into a securitization program, expiring in 2009, to sell an undivided interest of eligible accounts receivable to a third party, on a revolving and fully serviced basis.

In March 2005, Petro-Canada increased the limit to sell eligible accounts receivable under the program from $400 million to $500 million. During the year ended December 31, 2005, the Company sold an additional $80 million of outstanding receivables for net proceeds of $80 million. As at December 31, 2005, $480 million (December 31, 2004 - $400 million) of outstanding accounts receivable had been sold under the program.

PETRO-CANADA                                           - 34 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

10.   FORT HILLS OIL SANDS MINING PROJECT

In June 2005, the Company acquired a 60% interest in the Fort Hills oil sands mining project for $300 million, which was previously wholly-owned by UTS Energy Corporation (UTS). As part of the acquisition, Petro-Canada became the project operator. To pay for their investment, Petro-Canada will fund a portion of UTS’ share of next $2.5 billion of development capital.

In November 2005, the Company and UTS finalized agreements with Teck Cominco Limited (Teck Cominco) whereby Teck Cominco acquired a 15% interest in the Fort Hills oil sands mining project with Petro-Canada and UTS holding interests of 55% and 30%, respectively. Petro-Canada remains the project operator.

11.   ACQUISITION OF PRIMA ENERGY CORPORATION

On July 28, 2004, Petro-Canada acquired all the common shares of Prima Energy Corporation, an oil and gas company with operations in the U.S. Rockies, for a total acquisition cost of $644 million, net of cash acquired. The results of operations were included in the Consolidated Financial Statements from the date of acquisition.

The acquisition was accounted for using the purchase method of accounting. The allocation of fair value to the assets acquired and liabilities assumed was:

Property, plant and equipment	$688
Goodwill	193
Current assets, excluding cash of $74 million	36
Deferred charges and other assets	2
Total assets acquired	919
Current liabilities	41
Future income taxes	217
Asset retirement obligations and other liabilities	17
Total liabilities assumed	275
Net assets acquired	$644

Goodwill, which is not tax deductible, was assigned to Petro-Canada’s North American Natural Gas business segment.

12.   LONG-TERM DEBT

	Maturity	December 31, 2005
Debentures and notes 5.95% unsecured senior notes ($600 million US) (1)	2035	$700
5.35% unsecured senior notes ($300 million US)	2033	350
7.00% unsecured debentures ($250 million US)	2028	292
7.875% unsecured debentures ($275 million US)	2026	321
9.25% unsecured debentures ($300 million US)	2021	350
5.00% unsecured senior notes ($400 million US)	2014	466
4.00% unsecured senior notes ($300 million US)	2013	350
Capital leases	2007-2017	77
Retail licensee trust loans	2012-2014	7
		2,913
Current portion		(7)
		$2,906

(1)	In May 2005, the Company issued $600 million US 5.95% notes due May 15, 2035. The proceeds were used primarily to repay existing short-term notes payable.

PETRO-CANADA                                           - 35 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

13.   SHAREHOLDERS’ EQUITY

Changes in common shares and contributed surplus were as follows:

	Shares	Amount	Contributed Surplus
Balance at January 1, 2005	519,928,022	$1,314	$1,743
Issued under employee stock option and share purchase plans	3,544,282	64	-
Repurchased under normal course issuer bid	(8,333,400)	(22)	(324)
Stock-based compensation	-	6	3
Balance at December 31, 2005	515,138,904	$1,362	$1,422

    In June 2005, the Company renewed its normal course issuer bid to repurchase up to 26 million of its common shares during the period from June 22, 2005 to June 21, 2006, subject to certain conditions. The Company purchased 2,000,000 shares at a cost of $89 million and 8,333,400 shares at a cost of $346 million during the three months and the year ended December 31, 2005, respectively (4,806,376 shares at a cost of $159 million and 13,736,164 shares at a cost of $447 million during the three months and the year ended December 31, 2004). The excess of the purchase price over the carrying amount of the shares purchased, which totaled $83 million and $324 million for the three months and the year ended December 31, 2005, respectively, was recorded as a reduction of contributed surplus.

14.   STOCK-BASED COMPENSATION

Changes in the number of outstanding stock options and performance share units (PSUs) were as follows:

	Stock Options		PSUs
	Number	Weighted-Average Exercise Price (dollars)	Number
Balance at January 1, 2005	18,074,698	$21	565,860
Granted	4,185,800	35	642,940
Exercised	(3,544,282)	18	-
Cancelled	(354,599)	29	(49,833)
Balance at December 31, 2005	18,361,617	$24	1,158,967

The total stock-based compensation expense recorded was $13 million and $99 million during the three months and the year ended December 31, 2005, respectively ($1 million and $12 million for the three months and the year ended December 31, 2004).

Compensation expense has not been recorded for stock options issued prior to 2003. The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

	Three months ended December 31,
	2005	2004	2005		2004
			Earnings per share (dollars)
	Net earnings		Basic	Diluted	Basic	Diluted
Net earnings as reported	$714	$441	$1.38	$1.36	$0.85	$0.83
Pro forma adjustment	2	2	-	-	0.01	-
Pro forma net earnings	$712	$439	$1.38	$1.36	$0.84	$0.83

	Year ended December 31,
	2005	2004	2005		2004
			Earnings per share (dollars)
	Net earnings		Basic	Diluted	Basic	Diluted
Net earnings as reported	$1,791	$1,757	$3.45	$3.41	$3.32	$3.28
Pro forma adjustment	8	9	0.01	0.02	0.02	0.02
Pro forma net earnings	$1,783	$1,748	$3.44	$3.39	$3.30	$3.26

PETRO-CANADA                                           - 36 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

15.   EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The expenses associated with these plans are as follows:

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Pension Plans:
Defined benefit plans
Employer current service cost	$12	$12	$36	$31
Interest cost	23	21	86	81
Expected return on plan assets	(23)	(22)	(88)	(79)
Amortization of transitional assets	(3)	(2)	(6)	(5)
Amortization of net actuarial losses	8	7	34	30
	17	16	62	58

Defined contribution plan	5	4	16	13
	$22	$20	$78	$71

Other post-retirement plans:
Employer current service cost	$1	$1	$4	$4
Interest cost	3	4	12	13
Amortization of transitional obligation	1	-	2	3
	$5	$5	$18	$20
The Company contributed $112 million to its pension plans in 2005.

16.   FINANCIAL INSTRUMENTS AND DERIVATIVES

Investment and other income includes unrealized gains and losses on the outstanding derivative contracts associated with the 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. These contracts resulted in a gain of $10 million and a loss of $889 million for the three months and the year ended December 31, 2005, respectively (a loss of $66 million and a loss of $333 million for the three months and the year ended December 31, 2004).

Unrealized gains and losses on all derivative contracts increased investment and other income by $1 million and decreased investment and other income by $889 million for the three months and the year ended December 31, 2005, respectively (decreased investment and other income by $72 million and $338 million for the three months and the year ended December 31, 2004). As at December 31, 2005, accounts receivable, accounts payable and accrued liabilities, and other liabilities have been increased by $5 million, $1 million, and $1,222 million, respectively, as a result of unrealized mark-to-market amounts on derivative contracts.

PETRO-CANADA                                           - 37 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

17.   VARIABLE INTEREST ENTITIES

Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities (VIEs), provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. Entities in which equity investors do not have the characteristic of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support are subject to consolidation by a company if that company is deemed the primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of loss from the variable interest entity’s activities, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The Company determined that certain retail licensee agreements would constitute VIEs, even though the Company has no ownership in these entities. The Company, however, is not the primary beneficiary and, therefore, consolidation is not required. In certain of these retail licensee arrangements, the Company has provided loan guarantees. Management is of the opinion that the Company’s maximum exposure to loss from these arrangements would not be material.